SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-05097

                           NOTIFICATION OF LATE FILING


(Check [X] Form 10-K  [ ] Form 11-K [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR
One):


For Period Ended:          MARCH 31, 1997
                 ---------------------------------------------------------------
[   ]  Transition Report on Form 10-K     [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F     [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

For the Transition Period Ended:

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

Full name of registrant  UNITED VANGUARD HOMES, INC.

Former name if applicable

                  4 CEDAR SWAMP ROAD, GLEN COVE, NEW YORK 11542
--------------------------------------------------------------------------------

Address of principal executive office

                        PART II. RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Registrant is unable to file its Annual Report on Form 10-KSB for the year ended March 31, 1997 without unreasonable effort or expense due to delays in gathering information for inclusion therein.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

       PAUL D'ANDREA               (516)                     759-1188
--------------------------------------------------------------------------------
      (Name)                    (Area Code)             (Telephone number)



         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           United Vanguard Homes, Inc.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  JUNE 18, 1997                           By /s/ Paul D'Andrea
                                                 -------------------------------
                                                 Name: Paul D'Andrea
                                                 Title: Vice President - Finance

                  INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                    ATTACHMENT TO NOTIFICATION OF LATE FILING

                                       OF

                           UNITED VANGUARD HOMES, INC.

PART IV -- OTHER INFORMATION

         Attached are the unaudited consolidated statements of operations for United Vanguard Homes, Inc. and subsidiaries for the 3 and 12 months ended March 31, 1997.

         Registrant's revenues from resident and health services are up slightly over 1 percent when compared with last year's numbers. The major reason for such a small increase is attributable to Registrant's subsidiary Olds Manor, Inc. which suffered a decline in earnings during the past year as a result of a dispute with the State of Michigan. During this dispute, which has since been resolved, the occupancy level dropped from 96.1 percent at the beginning of the year to 74.3 percent as year-end. Development fee income decreased from $1,004,000 earned a year ago to $220,000 this year, a $784,000 decline as a result of restrictions on fees which may be recorded from current development projects in progress.

         Total resident operating expenses have increased by 3.8 percent over last year, mostly as a result of normal payroll increases. General and administrative expenses have increased due to a more equitable and realistic allocation of payroll and office expenses previously booked on the books of Registrant's parent company, Vanguard Ventures, Inc.

         The decline in development fees, the increase in general and administrative expenses, and the Olds Manor situation have resulted in a decline of net income from operations from $1,523,516 last year to $621,758 in the current year. In addition, extraordinary write-offs of costs associated with this year's attempted initial public offering (IPO), Registration Statement Nos. 33-80812 and 333-09037, in the amount of approximately $1,000,000 and a $156,000 debt conversion expense have results in a net loss of $954,274 for the year ended March 31, 1997 compared to net income of $1,031,667 in the prior year.

                  UNITED VANGUARD HOMES, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF EARNINGS
                                   (UNAUDITED)

                                                               For the Three Months Ended                  For the Year Ended
                                                                    March 31,                                   March 31,
                                                  ----------------------------------------        ---------------------------------

                                                      1997                    1996                  1997               1996
                                                      ----                    ----                  ----               ----
Operating Revenues:
     Resident services                               $1,226,486              $1,274,135           $5,004,312          $4,966,058
     Health care services                               625,758                 584,218            2,599,145           2,555,138
     Management fees                                     30,000                                       60,000
     Development fees                                                            73,740              220,000           1,003,955
                                                     ----------               ---------            ---------          ----------
                                                      1,882,244               1,932,093            7,883,457           8,525,151

Operating Expenses:
     Residence operating expenses                     1,575,693               1,479,992            6,141,971           5,912,624
     General and administrative                         248,116                 113,073              806,083             414,703
     Depreciation and amortization                       67,229                  65,522              271,151             378,215
     Provision for loss (Recovery of)
         advances to affiliates                               0                 (58,368)              42,494             296,093
                                                     ----------               ---------            ---------          ----------
                                                      1,891,038               1,600,219            7,261,699           7,001,635

         Income from operations                          (8,794)                331,874              621,758           1,523,516

Other Income (expense)
     Interest expense, net                             (145,163)               (140,108)            (560,490)           (600,871)
     Other income                                        11,247                   5,548              140,924             109,022
     Debt conversion expense                                                                        (156,466)
     IPO cost                                                                                     (1,000,000)
                                                     ----------               ---------            ---------          ----------

     Income (loss) before income
     taxes                                             (142,710)                197,314             (954,274)          1,031,667

Income Taxes                                             14,992                  80,328               70,000             420,000
                                                      ---------               ---------            ---------           ---------
     NET INCOME (LOSS)(1)                             ($157,702)               $116,986          ($1,024,274)           $611,667
                                                      =========                ========          ===========            ========

Earnings per share                                      ($0.05)                   $0.06              ($0.41)               $0.35

Common shares and equivalents
outstanding                                           3,320,950               1,827,833            2,506,412           1,759,023

(1) Excludes the possible write-off of UVH's $400,000 advance payment on Harvest Village.